UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-15341

CUSIP NUMBERS: 257701 20 1

257701 30 0

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 .

PART I — REGISTRANT INFORMATION

Donegal Group Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1195 River Road

Address of Principal Executive Office (Street and Number)

Marietta, PA 17547

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Form 10-K for the year ended December 31, 2015 in a timely manner because the registrant needs additional time to review matters relating to its purchase of a substantial amount of treasury stock in late December 2015. As part of the registrant’s final review of its Form 10-K filing, the registrant discussed with its independent registered public accounting firm the facts and circumstances the registrant considered in making judgments based on applicable accounting guidance with respect to the registrant’s accounting for the purchase. The registrant is currently evaluating with its independent registered public accounting firm whether a correction to its fourth quarter 2015 earnings release is required. The registrant expects that any correction will show a decrease in the registrant’s net income in the amount of the premium the registrant paid over the fair market value of the treasury stock and a corresponding decrease in the cost of the treasury stock. Management is assessing the effect of the possible correction on the registrant’s internal control over financial reporting and will report its conclusion regarding the registrant’s internal control over financial reporting in the registrant’s Form 10-K for the year ended December 31, 2015 when the registrant files it. The registrant intends to file its Form 10-K within the 15 calendar day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jeffrey D. Miller	888	877-0600
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that it will report 2015 results of operations that were significantly more favorable than its 2014 results of operations.

DONEGAL GROUP INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2016	By:	/s/ Jeffrey D. Miller
	Name:	Jeffrey D. Miller
	Title:	Executive Vice President and Chief Financial Officer